Exhibit 99.18

CONSENT OF EXPERT

The undersigned on his own behalf and on behalf of Halyard Inc., hereby consents to the use of my name, the name of Halyard Inc. and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre-Feasibility Study” effective date June 19, 2024, which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2025 being filed with the United States Securities and Exchange Commission.

Dated: September 15, 2025

/s/ Andrew Holloway
Andrew Holloway, P.Eng.